UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

X   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2004

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 1-8865

A.   **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

B.   **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

SIERRA HEALTH SERVICES, INC.
2724 NORTH TENAYA WAY
LAS VEGAS, NEVADA 89128

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

TABLE OF CONTENTS

Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

(b) Exhibit 23 Consent of Independent Registered Public Accounting Firm

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sierra Health Automatic Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Sierra Health Automatic Retirement Plan (the "Plan") as of December 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Sierra Health Automatic Retirement Plan as of December 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Las Vegas, Nevada
June 28, 2005

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Net Assets Available for Benefits at
December 30, 2004 and 2003

	2004	2003
ASSETS		
Investments At Fair Value:		
Mutual funds…………………………………………………………….…..	$ 85,424,676	$ 70,983,764
Common/collective trust funds……………………………………………..	20,236,262	16,162,347
Sierra Health Services, Inc. common stock…………………………………	12,252,241	8,808,512
Participant loans………………………………………………………….…..	1,473,210	1,475,360
Total Investments………………………………………………………	119,386,389	97,429,983
Receivables:		
Employer contributions……………………………………………………	—	157,005
Employee contributions………………………………………………....	—	248,397
Total Receivables……………………………………………………...	—	405,402
Net Assets Available For Benefits…………………………………………….	$ 119,386,389	$ 97,835,385

See accompanying notes to financial statements.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 30, 2004 and 2003

	2004	2003
ADDITIONS:		
Investment Income:		
Interest……………………………………………………………………	$ 86,902	$ 97,138
Dividends……………………………………………………………..	1,010,937	898,374
Net increase in fair value of common collective trusts…………………………..	668,095	535,248
Net increase in fair value of Sierra Health Services, Inc.		
common stock…………………………………………………………...	7,821,280	7,002,957
Net increase in fair value of registered investment funds……..………………...	8,472,922	12,319,245
Net Investment Income……………………………………………	18,060,136	20,852,962
Contributions:		
Employer………………………………………………………………	5,173,580	5,152,936
Participants…………………………………………………………	8,440,557	8,167,342
Rollovers……………………………………………………………..	530,617	247,307
Total Contributions……………………………………………..	14,144,754	13,567,585
Net Additions………………………………………………………..	32,204,890	34,420,547
DEDUCTIONS:		
Benefits paid to participants……………………………………………..	(10,528,833)	(5,551,596)
Plan expenses…………………………………………………………	(39,382)	(42,680)
Other deductions……………………………………………………..	(85,671)	(39,700)
Total Deductions………………………………….…………………	(10,653,886)	(5,633,976)
Net Increase………………………………………………………..…	21,551,004	28,786,571
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year………………………………………………………	97,835,385	69,048,814
End Of Year………………………………………………….…………	$ 119,386,389	$ 97,835,385

See accompanying notes to financial statements.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Notes to Financial Statements
For the Years Ended December 30, 2004 and 2003

NOTE 1.   PLAN DESCRIPTION

General Description - The Sierra Health Automatic Retirement Plan (the "Plan") is a qualified, defined contribution profit sharing/401(k) plan sponsored, managed, and administered by Sierra Health Services, Inc. (the "Company"). Prudential Financial serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A brief description of certain Plan provisions, as amended, follows. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

Contributions - For 2004, participants may contribute up to 25% of their eligible compensation during each payroll period in which the Employee is an eligible participant. The Company makes matching contributions of 100% of a participant's contribution up to a maximum of 3% of the participant's eligible compensation. Participant contributions above 3% but not exceeding 9% are matched 50% by the Company. The maximum Company contribution is 6% of a participant's eligible compensation. Participant and employer contributions are subject to Internal Revenue Service ("IRS") limits. Company matches are invested, based on participant selections, into the common trust funds. In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, employees age 50 and older are permitted to make additional "catch up" contributions not to exceed $3,000 in 2004. The employer does not match "catch up" contributions.

Vesting - Participants are immediately vested in their voluntary contributions and earnings thereon. Participants are also immediately vested in the first 4% of Company contribution made on their behalf. The remaining 2% of Company contribution vests based on years of service-one-third per year of service-and is fully vested after three years of service with the Company. If a participant becomes permanently disabled, their account is 100% vested without regard to years of service.

Eligibility - All employees of the Company not covered by a collective bargaining agreement become participants in the Plan if they are age twenty-one or older and after they have completed one year of service, defined as the first twelve consecutive months (effective November 1, 2005, the first six consecutive months) in which the employee works at least 1,000 hours.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings.

Payment of Benefits - Upon termination of employment, participants may elect to receive a lump-sum payment of their vested account balance, one of several annuity payment options, or may transfer their vested account balance to a tax-deferred account.

Termination of Plan - Although the Company has not indicated any intention to terminate the Plan, or contributions thereto, it may do so at any time. Upon termination or partial termination, each participant's account will become 100% vested.

Tax Status - In January 2005, the Plan received its latest determination letter from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and thus exempt from income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the financial statements.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Notes to Financial Statements
For the Years Ended December 30, 2004 and 2003

Administrative Expenses - The Plan's administrative expenses are allocated to participant accounts on an annual basis. The Plan's sponsor paid $26,707 and $17,500 in plan expenses for 2004 and 2003, respectively.

Investment in Company Stock - Investments in the company stock are unlimited. Any participant with an investment in the company stock exceeding 25% of their total portfolio receives a quarterly letter from the Trustee advising the participant of the risks involved in investing primarily in one stock and recommending diversifying their portfolio.

Forfeitures - Forfeited accrued benefits may be used to reduce employer contributions. Total forfeitures used in 2004 and 2003 were $53,636 and $64,579, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared using the accrual method of accounting and conform to the American Institute of Certified Public Accountants' audit and accounting guide, *Employee Benefit Plans.* Accordingly, income is recorded in the period earned, expenses in the period incurred and the purchase and sale of investments as of the trade date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan has investment securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments - Investments are stated at approximate fair value. The fair value of equity and fixed income securities is determined principally from quoted market prices. The fair value of common trust funds is based on the Plan's allocable interest in the fair value of securities in those funds. Participant loans are valued at cost plus accrued interest, which approximates fair value. Unrealized gains and losses are recorded in the period in which they occur. The Trustee of the Plan holds all assets. The company match is made in cash and is invested based upon employee selections.

Reclassifications - Certain reclassifications have been made to the 2003 financial statements in order to conform to 2004 presentation.

NOTE 3. INVESTMENTS

Investments equal to 5% or more of the Plan's total net assets available for benefits at December 30, 2004 and 2003 were:

		2004		2003
Prudential Stable Value Fund	$	20,236,262	$	16,162,347
Van Kampen Equity Income Fund		20,025,377		18,253,912
Prudential Jennison Growth Fund		16,369,907		13,608,039
Sierra Health Services, Inc. Common Stock		12,252,241		8,808,512
Van Kampen Comstock Fund		12,184,095		*
PIMCO Total Return Fund		7,437,143		7,282,223
Prudential Jennison Equity Opportunity		7,033,559		5,944,829
Franklin Balance Sheet Investment Fund		6,367,047		**
Davis NY Venture Fund		*		9,201,049

* Fund is not available as an investment option.
** Balance does not represent 5% or more of net assets available for benefits at the respective date.

NOTE 4. PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 5. PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Participant loans receivable are collateralized by vested account balances and are repaid through payroll deductions over a term not exceeding five years. The term may be extended if the proceeds are used for the purchase of a primary residence. The loans bear interest at 1% over the prime commercial rate on the first day of the month in which the loan is issued.

NOTE 6. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Prudential Financial, the Plan's trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Company's common stock fund qualifies as a party-in-interest transaction.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 30, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Rate of Interest, Collateral, Par, or Maturity Date	(d) Current Value
	INVESTMENT FUNDS		
	Dreyfus MidCap Index Fund	Mutual Fund	$ 374,153
*	Dryden Short-term Corporate Bond Fund	Mutual Fund	2,573,318
*	Dryden Stock Index Fund	Mutual Fund	3,710,711
	EuroPacific Growth Fund	Mutual Fund	4,197,580
	Fidelity Advisor Small Cap Fund	Mutual Fund	4,252,420
	Franklin Balance Sheet Investment Fund	Mutual Fund	6,367,047
	Franklin US Government Securities	Mutual Fund	187,062
	PIMCO Real Return Fund	Mutual Fund	712,304
	PIMCO Total Return Fund	Mutual Fund	7,437,143
*	Prudential Jennison Equity Opportunity	Mutual Fund	7,033,559
*	Prudential Jennison Growth Fund	Mutual Fund	16,369,907
*	Prudential Stable Value Fund	Common/Collective Trust	20,236,262
	Van Kampen Comstock Fund	Mutual Fund	12,184,095
	Van Kampen Equity Income Fund	Mutual Fund	20,025,377
*	Sierra Health Services, Inc. Common Stock	Company Stock	12,252,241
			117,913,179
	PARTICIPANT LOANS		
*	Participant Loans - Maturities from January 2005 through October 2023	Interest rates from 5.0 % to 10.5%	1,473,210
	Total Investments		$ 119,386,389

* Party-in-interest

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
(Name of Plan)

Date: June 28, 2005

/s/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President of Finance,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)